

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2002**

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD from ______ to ______

Commission file number **1-3560**

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GLATFELTER 401(K) SAVINGS PLAN FOR ECUSTA HOURLY EMPLOYEES

B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

GLATFELTER
96 SOUTH GEORGE STREET, SUITE 500
YORK, PA 17401

Glatfelter 401(k) Savings Plan for Ecusta Hourly Employees (In Liquidation)

Financial Statements for the Period January 1, 2002 through September 16, 2002 and for the Years Ended December 31, 2001 and 2000, and Independent Auditors' Report

GLATFELTER 401(k) SAVINGS PLAN FOR ECUSTA HOURLY EMPLOYEES (IN LIQUIDATION)

TABLE OF CONTENTS

Deloitte & Touche LLP
Twenty-Second Floor
1700 Market Street
Philadelphia, Pennsylvania 19103-3984

Tel: (215) 246-2300
Fax: (215) 569-2441
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Board of Directors of
P. H. Glatfelter Company
York, Pennsylvania:

We have audited the accompanying statements of assets available for benefits of the Glatfelter 401(k) Savings Plan for Ecusta Hourly Employees (formerly the P. H. Glatfelter Company 401(k) Savings Plan for Ecusta Hourly Employees) (the "Plan") as of September 16, 2002 and December 31, 2001, and the related statements of changes in assets available for benefits for the period January 1, 2002 through September 16, 2002 and for each of the two years in the period ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As further discussed in Note 2 to the financial statements, P.H. Glatfelter Company, the Plan's sponsor, terminated the Plan on September 16, 2002. In accordance with accounting principles generally accepted in the United States of America, the Plan's financial statements have been prepared on the liquidation basis of accounting.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of September 16, 2002 and December 31, 2001, and the changes in assets available for benefits for the period January 1, 2002 through September 16, 2002 and for each of the two years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

May 9, 2003

Deloitte
Touche
Tohmatsu

GLATFELTER 401(k) SAVINGS PLAN
FOR ECUSTA HOURLY EMPLOYEES

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
SEPTEMBER 16, 2002 (LIQUIDATION BASIS) AND DECEMBER 31, 2001
(GOING CONCERN BASIS)

	2002	2001
ASSETS:		
Contributions receivable—participants	$ -	$ 28,045
Contributions receivable—employer	-	9,353
Plan interest in investments of the P. H. Glatfelter 401(k) Savings and Profit Sharing Master Trust—at fair value	-	1,602,336
ASSETS AVAILABLE FOR BENEFITS	$ -	$ 1,639,734

GLATFELTER 401(k) SAVINGS PLAN FOR ECUSTA HOURLY EMPLOYEES

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS PERIOD JANUARY 1, 2002 THROUGH SEPTEMBER 16, 2002 (LIQUIDATION BASIS) AND YEARS ENDED DECEMBER 31, 2001 AND 2000 (GOING CONCERN BASIS)

	2002	2001	2000
ADDITIONS:			
Contributions by participants		$ 862,588	$ 1,455,865
Contributions by employer		285,050	488,114
Plan interest in earnings of the P. H. Glatfelter 401(k) Savings and Profit Sharing Master Trust:			
Investment income	$ 3,623	54,788	351,925
Net depreciation	(88,299)	(261,602)	(622,314)
Interest on participant loans		9,851	8,688
Total additions, net	(84,676)	950,675	1,682,278
DEDUCTIONS—Distributions and withdrawals	1,555,058	5,086,319	250,157
(DECREASE) INCREASE	(1,639,734)	(4,135,644)	1,432,121
ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	1,639,734	5,775,378	4,343,257
ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ -	$ 1,639,734	$ 5,775,378

See notes to financial statements.

GLATFELTER 401(k) SAVINGS PLAN FOR ECUSTA HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
PERIOD JANUARY 1, 2002 THROUGH SEPTEMBER 16, 2002 (LIQUIDATION BASIS) AND YEARS ENDED DECEMBER 31, 2001 AND 2000 (GOING CONCERN BASIS)

1. THE PLAN

General—The following description of the Glatfelter 401(k) Savings Plan for Ecusta Hourly Employees (formerly the P. H. Glatfelter Company 401(k) Savings Plan for Ecusta Hourly Employees) (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan was a defined contribution plan which was effective as of January 1, 1998, exclusively for the hourly employees of the Ecusta Division of P. H. Glatfelter Company (the "Company"). The Plan was intended to comply with the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Participation—Covered employees, generally comprised of certain hourly employees of the Company's Ecusta Division, were eligible to participate in the Plan after the completion of one year of service at the Company (1,000 hours minimum). Eligible employees became participants of the Plan on the first day of the month following the completion of the service requirement.

Funding—The Plan permitted participants to contribute up to 15% of their compensation as defined by the Plan through payroll deductions, subject to the Internal Revenue Service ("IRS") mandated maximum contribution. The Company provided a matching contribution in an amount equal to 50% of the participant's payroll deduction contributions up to a maximum of 6% of the participant's eligible compensation. Participants allocated contributions among available investment options (see Note 4).

All Company matching contributions were initially invested in shares of P. H. Glatfelter Company common stock. After the Company contribution was in the Plan at least 12 months, it could be redirected among the other investment options at the participant's discretion.

Vesting—The Plan provided that participants would at all times be fully vested in their payroll deduction contributions. Vesting in the Company matching contributions was determined in accordance with the following schedule:

Years of Vesting Service	Vesting Percentage
Less than 2 years	0 %
2 years	25
3 years	50
4 years	75
5 or more years	100

Participants earned one year of vesting service for each calendar year in which 1,000 hours of service were earned. Additionally, participants became 100% vested, regardless of their service, if they reached age 65 or died while working for the Company.

Benefits—Upon termination from service, benefits were distributed to the participant through either a lump sum payment or installment payments.

Loans—Participants could borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, but in no case could a loan exceed 50% of the borrowing participant's vested account balance. Loans were secured by the balance in the participant's account. Generally, the Plan Administrator applied interest at a rate of 1% above the prime rate at the time the loan was approved. The trustee of the Plan determined whether the loan application was to be approved after an evaluation of all necessary documentation regarding the creditworthiness of the applicant. Loan terms ranged from one to five years, or up to 15 years if the loan was extended for the purchase of a primary residence. At September 16, 2002 and December 31, 2001, loans outstanding amounted to $-0-.

Administration—

Plan Sponsor: P. H. Glatfelter Company

Plan Administrator: The Board of Directors of the P. H. Glatfelter Company

Plan Trustee: Fidelity Management Trust Company

Under the provisions of ERISA, all of the above were "parties-in-interest."

Fees for participant loans were paid by the respective participant. All other administrative expenses were paid by the Company, though it was permitted for those expenses to be paid by the Plan.

Distributions Payable—As of September 16, 2002 and December 31, 2001, assets available for benefits included benefits of $-0- and $22,767, respectively, due to participants who elected to receive cash distributions.

2. PLAN TERMINATION

At its March 8, 2002 meeting, the Board of Directors of P. H. Galtfelter Company, the Plan's Sponsor, gave approval to the Employee Benefits Committee to terminate the Plan by the end of fiscal year 2002. On August 9, 2001, the assets and business of the Ecusta Division were sold. Upon the sale of the Ecusta Division, the employment of all active hourly-paid employees was terminated; thus, there are no longer any active participants contributing to the Plan. In connection with the termination, all assets were distributed to the participants by September 16, 2002. Participants became 100% terminated in their respective accounts on the date the plan terminated. The Plan filed a Form 5310, Application for Determination for Terminating Plans, with the IRS, and received a determination letter dated March 31, 2003. Such distributions amounted to $1,517,660.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The financial statements of the Plan are presented on the accrual basis of accounting. Additionally, the financial statements of the Plan have been prepared on the liquidation basis of accounting. See Note 2.

Investments—Investments are stated at fair value, valued at the last reported sales price, or if no sales price, at the closing bid price on the last business day of the period.

Income—Dividends declared on stock investments are recorded as income on the ex-dividend date. Interest on debt securities is recorded as earned on the accrual method.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Participants became 100% terminated in their respective accounts on the date the plan terminated. The Plan filed a Form 5310, Application for Determination for Termination Plans, with the IRS, and received a determination letter dated March 31, 2003.

The Plan invested in various securities including mutual funds and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.

4. SUMMARY OF INVESTMENT OPTIONS

Participant contributions were invested in funds held by Fidelity Management Trust Company. Contributions were allocated to the following investments in increments of 1% at the discretion of the participants (See Note 1 for exception):

P. H. Glatfelter Company Stock Fund—The fund invests almost entirely in P. H. Glatfelter company stock. A portion of the fund's assets may be invested in short-term investments to allow participants to trade in and out of the fund daily.

Baron Asset Fund—The fund has an investment objective of capital appreciation, investing in companies with market capitalizations between $100 million and $2 billion that the advisor believes have undervalued assets or favorable growth prospects.

Scudder Internationale Equity Inst—The fund seeks long-term capital growth, investing at least 65% of assets in equity securities issued by companies domiciled outside of the United States.

MAS Mid-Cap Growth—The fund seeks long-term capital growth investing primarily in common stocks issued by companies with market capitalizations between $300 million and $3 billion.

Sequoia Fund—The fund's investment objective is long-term capital growth, investing primarily in common stocks that the advisor believes are undervalued and have potential for good growth.

Fidelity Fund—The fund seeks long-term capital growth, investing primarily in common stocks and potentially investing a portion of assets in bonds, including lower-quality debt securities.

Fidelity Puritan Fund—The fund invests in stocks and bonds, with growth and income as its objective.

Fidelity Magellan Fund—The fund invests primarily in common stocks of small, medium and large foreign and U.S. companies, with capital appreciation as its objective.

Fidelity Contrafund—The fund has an investment objective of high capital appreciation, investing in the common stocks of foreign and domestic companies.

Fidelity Intermediate Bond Fund—High and medium-grade fixed income obligations with an investment objective of a high level of current income.

Fidelity Disciplined Equity Fund—The fund invests primarily in common stocks of domestic companies, with capital appreciation as its objective.

Fidelity Freedom Income Fund—The fund seeks high current income investing in a combination of Fidelity equity, fixed-income, and money market funds.

Fidelity Freedom 2000 Fund—The fund seeks high total return investing in a combination of Fidelity equity, fixed-income and money market funds.

Fidelity Freedom 2010 Fund—The fund seeks high total return investing in a combination of Fidelity equity, fixed-income and money market funds.

Fidelity Freedom 2020 Fund—The fund seeks high total return investing in a combination of Fidelity equity, fixed-income and money market funds.

Fidelity Freedom 2030 Fund—The fund seeks high total return investing in a combination of Fidelity equity, fixed-income and money market funds.

Fidelity Retirement Money Market—Money market instruments with an investment objective of high current income, preservation of capital and liquidity.

Spartan U.S. Equity Index Fund—The fund seeks to provide investment results that correspond to the total return (i.e., the combination of capital changes and income) performance of common stocks of companies publicly traded in the United States.

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

	September 16, 2002	December 31, 2001
Fidelity Magellan Fund	$ -	$353,646
Fidelity Contrafund	-	293,909
Fidelity Disciplined Equity Fund	-	195,117
P. H. Glatfelter Company Stock Fund	-	431,392
Fidelity Puritan Fund	-	165,932

Nonparticipant-directed investments as of December 31, 2001 consisted entirely of P. H. Glatfelter Company common stock contributed by the employer during the year then ended, as discussed in Note 1.

The fair value of such nonparticipant-directed investments as of December 31, 2001, which represented 5% or more of the total net assets of the Plan, was $290,946.

5. MASTER TRUST INFORMATION

Investments of the Plan were maintained along with the investments of the following other plans, in the P. H. Glatfelter 401(k) Savings and Profit-Sharing Master Trust (the "Master Trust") managed by Fidelity Management Trust Company:

- Glatfelter 401(k) Savings Plan
- Glatfelter 401(k) Savings and Profit Sharing Plan for Spring Grove Hourly Employees
- Glatfelter 401(k) Savings Plan for Neenah Hourly Employees

At September 16, 2002, and December 31, 2001 and 2000, the Plan's aggregate interest in the net assets of the Master Trust was approximately 0%, 2%, and 6%, respectively. The Plan's interest in individual Master Trust investment options varied based upon investment selections of Plan participants.

The following is a summary of information regarding the Master Trust, a portion of which is included in the Plan's financial statements prepared by Fidelity Management Trust Company, the trustee of the Plan, and furnished to the Plan administrator.

Investment Assets Held as of:

	Year Ended December 31,	
	2002	2001
P. H. Glatfelter Company Stock Fund	$ 6,217,049	$ 7,385,165
Mutual funds	56,701,485	68,977,221
Participants loans	812,511	772,757
	$ 63,731,045	$ 77,135,143

Changes in Net Assets Available for Benefits:

	Year Ended December 31,		
	2002	2001	2000
ADDITIONS:			
Employer and participant contributions:			
P. H. Glatfelter Company Stock Fund	$ 1,307,302	$ 1,562,735	$ 1,793,932
Mutual funds	7,244,509	6,172,193	7,491,267
Interest and dividends:			
P. H. Glatfelter Company Stock Fund	390,633	430,220	373,121
Mutual Funds	736,274	1,313,166	9,163,476
Net (depreciation)/appreciation in fair value of investments:			
P. H. Glatfelter Company Stock Fund	(956,304)	1,609,193	(545,654)
Mutual funds	(9,356,717)	(10,824,501)	(12,330,877)
Participants loan interest payment:			
Mutual funds	61,369	86,795	85,060
Other	4,581		
Total, net	(568,353)	349,801	6,030,325
DEDUCTIONS:			
Benefit payments:			
P. H. Glatfelter Company Stock			(1,505,465)
P. H. Glatfelter Company Stock Fund	(1,502,819)	(2,509,308)	(543,986)
Mutual funds	(11,332,926)	(20,626,182)	(11,993,154)
Total	(12,835,745)	(23,135,490)	(14,042,605)
Decrease in net assets	(13,404,098)	(22,785,689)	(8,012,280)
Net assets available for benefits, beginning of year	77,135,143	99,920,832	107,933,112
Net assets available for benefits, end of year	$ 63,731,045	$ 77,135,143	$ 99,920,832

The fair value of individual investments that represent 5% or more of the Master Trust's net assets are as follows:

	2002	2001
Fidelity Disciplined Equity Fund	$17,227,405	$25,104,541
Fidelity Contrafund	8,137,794	9,882,429
Fidelity Magellan Fund	7,307,788	10,565,690
Fidelity Retirement Money Market	7,450,122	8,146,353
Fidelity Intermediate Bond Fund	7,152,347	6,274,822
P. H. Glatfelter Company Stock Fund	6,217,049	7,385,165

6. TAX STATUS

The Plan obtained a determination letter dated October 3, 2002, in which the IRS stated that the Plan and related trust were designed in compliance with the applicable sections of the Internal Revenue Code ("IRC"). In addition, the Plan obtained a termination letter upon the termination of the Plan dated March 31, 2003, in which the IRS indicated that the Plan was in compliance with the applicable requirements of the IRC at the time of its termination. The Plan administrator believes that the Plan was designed and has been operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

* * * * * *

Pursuant to the requirements of the Securities Exchange Act of 1934, the Board of Directors has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

GLATFELTER 401(K) SAVINGS PLAN
FOR ECUSTA HOURLY EMPLOYEES

June 20, 2003

By: 

John R. Anke
Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Certified Public Accountants

Deloitte & Touche LLP
Twenty-Second Floor
1700 Market Street
Philadelphia, Pennsylvania 19103-3984

Tel: (215) 246-2300
Fax: (215) 569-2441
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' CONSENT

P. H. Glatfelter Company:

We consent to the incorporation by reference in the Registration Statement No. 333-34797 of P. H. Glatfelter Company on Form S-8 of our report dated May 9, 2003 on the financial statements of the Glatfelter 401(k) Savings Plan for Ecusta Hourly Employees (formerly the P. H. Glatfelter Company 401(k) Savings Plan for Ecusta Hourly Employees) (the "Plan"), appearing in the Annual Report of the Plan on Form 11-K for the period January 1, 2002 through September 16, 2002.

Deloitte & Touche LLP

Philadelphia, Pennsylvania
June 18, 2003